SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  1)

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal

89 Science Park Drive, #01-07 The Rutherford, Singapore 118261

Tel: (65) 6771 0884

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

Ashok K. Lalwani

Baker & McKenzie. Wong & Leow

Millenia Tower, # 27-01

1 Temasek Avenue

Singapore 039192

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1 through 8.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on May 16, 2007 (as amended, the “Schedule 14D-9”) by Pacific Internet Limited. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

(A) Forward Looking Statements

The section entitled “Forward Looking Statements” on Page 3 of the Circular to Shareholders dated May 16, 2007 and filed as Exhibit No. (a)(1) to the Schedule 14D-9 filed on May 16, 2007 with the Securities and Exchange Commission (the “Circular”) is amended and supplemented by the addition of the following sentence at the end of the paragraph appearing under such section:

“Notwithstanding the foregoing, the Company will promptly publish any material change in the recommendation made pursuant to Rule 14e-2(a) under the Exchange Act or in any information set forth in the Schedule 14D-9 filed by the Company pursuant to Rule 14d-9 under the Exchange Act.”

(B) Independent Directors’ Recommendations

The second paragraph of Section 5 of the Circular is amended and supplements by the deletion of such paragraph and the insertion of the following paragraph:

“The recommendation of the Independent Directors to Shareholders is the sole responsibility of the Independent Directors and is the position of the Company with regard to the Offer.”

Section 5(b) of the Circular is amended and supplemented by the insertion of the following paragraph at the end of such section:

“On 16 May 2007, two Independent Directors of the Company (Mr. Sajjad Ahmad Akhtar and Mr. Phey Teck Moh), at the behest of the Independent Board Committee, initiated a meeting with MediaRing Ltd to discuss what MediaRing Ltd’s intentions were with regard to its investment in PacNet, as referred to in its letter of March 2007 described above. At this meeting, attended by Mr. Khaw Kheng Joo, CEO, and Ms. Chin Yeok Yuen, Group Financial Controller, of MediaRing Ltd, MediaRing Ltd declined to provide any further information with regard to its intentions.”

Item 9. Exhibits

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007*

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007*

(a)(5)(i)	Media Release dated May 16, 2007*

*	Filed previously as an exhibit to Schedule 14D-9 filed on May 16, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC INTERNET LIMITED

/s/ Phey Teck Moh
Date: May 25, 2007	Name:	Phey Teck Moh
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007*

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007*

(a)(5)(i)	Media Release dated May 16, 2007*

*	Filed previously as an exhibit to Schedule 14D-9 filed on May 16, 2007.